51 Madison Avenue

New York, New York 10010

September 22, 2022

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your comments made telephonically on August 25, 2022, regarding the Registrant’s filing on July 8, 2022, of Post-Effective Amendment No. 217 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 219 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ Candriam ESG U.S. Mid Cap Equity ETF (the “Fund”), a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: The staff of the U.S. Securities and Exchange Commission (the “Staff”) notes the cover page states, “This means that shares of the Fund are listed on a national securities exchange, such as the NYSE Arca, Inc….” Please delete “such as.”

Response:	The disclosure has been revised to identify that the Fund is listed on NYSE Arca.

Comment 2: Please disclose in the prospectus the following: (1) that suits can only be brought in Delaware state court (see Section 8.6.2 of the Declaration of Trust) and that this provision does not apply to claims arising under the Federal securities laws (see Section 29(a) of the Securities Exchange Act of 1934, Section 14 of the 1933 Act and Section 47(a) of the 1940 Act (the “Anti-Waiver Provisions”)); (2) that shareholders waive the right to a jury trial (see Section 8.6.2 of the Declaration of Trust); and (3) the requirements in the Declaration of Trust for shareholders to bring derivative actions (see Section 7.1.2 of the Declaration of Trust) and that this provision does not apply to claims arising under the Federal securities laws (see Anti-Waiver Provisions).

Response:	The Registrant has included the disclosure set forth below in the section of the Statement of Additional Information entitled “General Description of the Trust and the Funds.

The Trust’s Amended and Restated Declaration of Trust (the “Declaration”) provides that by virtue of becoming a shareholder of the Trust, each shareholder is bound by the provisions of the Declaration. The Declaration provides a detailed process for the bringing of derivative actions by shareholders. Prior to bringing a derivative action, a written demand by the complaining shareholder must first be made on the Trustees. The Declaration details conditions that must be met with respect to the demand, including the requirement that 10% of the outstanding Shares of the Fund who are eligible to bring such derivative action under the Delaware Statutory Trust Act join in the demand for the Trustees to commence such derivative action. There may be questions regarding the enforceability of this provision based on certain interpretations of the Securities Act of 1933 Act, as amended (the “1933 Act”), the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the 1940 Act.

Additionally, the Declaration provides that the Court of Chancery of the State of Delaware, to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware shall be the exclusive forum in which certain types of litigation may be brought, which may require shareholders to have to bring an action in an inconvenient or less favorable forum. There may be questions regarding the enforceability of this provision because the 1933 Act, the 1934 Act and the 1940 Act allow claims to be brought in state and federal courts. The Declaration provides that shareholders waive any and all right to trial by jury in any claim, suit, action or proceeding.

Comment 3: In footnote (b) to the table entitled “Fees and Expenses of the Fund,” please disclose how long the Expense Waiver/Reimbursement Agreement is in effect. The Staff notes the agreement must remain in effect for at least one year.

Response:	The final sentence of footnote (b) has been revised as set forth below:

The agreement will remain in effect permanently unless terminated by the Board of Trustees of the Fund.

Comment 4: Please disclose the ability, if any, of the Advisor to recoup waived fees and briefly describe terms of such agreement.

Response:	The Registrant confirms that the Expense Limitation Agreement does not provide for the Advisor to recoup fees waived or reimbursed.

Comment 5: Please revise the disclosure to include additional detail regarding the role of the index consultant. Additionally, if the index consultant role includes developing ESG criteria used by the Underlying Index, please disclose.

Response:	The following disclosure has been added to the sections entitled “Principal Investment Strategies” and “Other Service Providers – Index Construction Consultant”:

In its role as index consultant, Candriam assists IndexIQ with the development, calculation and maintenance of the Underlying Index, including the ESG security selection process for the Underlying Index.

Comment 6: Please provide the Staff with the new Underlying Index methodology as well as the index methodology for the Solactive GBS United States 400 Index, which is referenced in the section entitled “Principal Investment Strategies.”

Response:	The Registrant confirms it has provided the Fund’s Underlying Index methodology. Additionally, the methodology for the Solactive GBS United States 400 Index can be found at: https://solactive.com/downloads/Guideline-Solactive-GBS-United-States-Benchmark-Series.pdf.

Comment 7: In accordance with Rule 35d-1 of the 1940 Act, please revise the section entitled “Principal Investment Strategies” to include a Fund policy to invest at least 80% of its assets in U.S. mid cap ESG equity securities. Furthermore, please disclose the Fund’s definition of each of: “U.S.”, “mid-cap” and “ESG” for purposes of the policy. Please note that the Staff believes ESG suggests a type of investment pursuant to Rule 35d-1. For purposes of determining a market capitalization range definition, the Staff supplementally asks the Registrant to provide third party market sources to support its chosen definition of mid-cap as the Staff believes that securities with a market capitalization of $24.5 million are large cap securities.

Response:	The following disclosure has been included as the penultimate paragraph of the section entitled “Principal Investment Strategies”:

The Fund generally will invest in all of the securities that comprise its Underlying Index in proportion to their weightings in the Underlying Index. The Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets (net assets plus the amount of any borrowings for investment purposes) in U.S. equity securities of mid-capitalization companies.

With regard to the determination of what constitutes a U.S. mid-cap security, the following disclosure has been added in the disclosure set forth in Item 9.

For purposes of the Fund, IndexIQ determines mid-capitalization companies to be those companies with a market capitalization within the range of the market capitalization of the Solactive GBS United States 400 Index, which seeks to track the performance of the largest 400 mid-capitalization companies from the U.S. stock market.

The Registrant respectfully disagrees with the Staff that Rule 35d-1 of the 1940 Act, in its current form, applies to an investment strategy to invest in ESG securities. Nonetheless, the Fund has adopted a policy to invest at least 80% of its assets in components of the Underlying Index. The Underlying Index utilizes an ESG selection methodology that is described in detail in the section entitled “Principal Investment Strategies.” Therefore, while the Fund declines to adopt a Rule 35d-1 name policy as it relates to ESG, it will nonetheless invest 80% of its assets in securities that have been selected pursuant to the articulated ESG selection methodology.

Comment 8: Please revise the section entitled “Principal Investment Strategies” to include disclosure that the Fund will be concentrated in an industry or group of industries to the extent the Underlying Index is so concentrated. If, as a result of this policy, the Fund is concentrated in an industry or group of industries, please include such disclosure in the section entitled “Principal Investment Strategies” and include corresponding risks in the section entitled “Principal Risks.”

Response:	The following disclosure has been included as the penultimate sentence of the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund will be concentrated in an industry or group of industries to the extent the Underlying Index is concentrated in an industry or group of industries.

Additionally, corresponding strategy and risk disclosure relating to the industrials, information technology and consumer discretionary sectors have been added.

Comment 9: Please revise the section entitled “Principal Investment Strategies” to include disclosure regarding the securities comprising the Solactive GBS United States 400 Index. Please also describe the selection universe from which this index selects its constituent securities.

Response:	In accordance with the Staff’s comment, the Registrant has revised the disclosure to include the following:

The companies with an overall ranking in the top 70% of the eligible universe within each industry sector based on this ESG selection process and are part of the Solactive GBS United States 400 Index, which seeks to track the performance of the largest 400 mid-capitalization companies from the U.S. stock market, are included in the Underlying Index, unless a company is excluded as a result of the second step in the ESG security selection process.

Comment 10: Please disclose in an appropriate location how the Fund will approach relevant ESG proxy issues or portfolio companies or explain to the Staff why the Fund believes such disclosure is not necessary.

Response:	As noted in the section of the Statement of Additional Information entitled “Proxy Voting Policies,” the responsibility to vote proxies for the Fund has been delegated to the Advisor, who in turn has delegated proxy voting authority to the Subadvisor. A summary of the Subadvisor’s proxy voting policy is attached as an appendix to the Statement of Additional Information. Per Instruction 1 to Item 17(f), “a fund may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by including a copy of the policies and procedures themselves.” Because the Subadvisor’s proxy voting policy is attached to the Statement of Additional Information, the Registrant does not believe further disclosure is required.

Comment 11: Please consider whether an “Acquired Fund Fees and Expenses” line item should be included in the table entitled “Fees and Expenses of the Fund” since the section entitled “Principal Investment Strategies” includes disclosure referencing the possibility that the Fund may invest in other funds.

Additionally, please explain to the Staff supplementally why an ETF would be included in the Underlying Index given that the ESG criteria described in the section entitled “Principal Investment Strategies” apply to companies and not funds.

Response:	The Registrant does not currently anticipate that Acquired Fund Fees and Expenses will exceed the threshold requiring disclosure as a separate line item in the “Annual Fund Operating Expenses” table.

While the Registrant does not currently anticipate that the Fund will hold underlying funds, the Registrant respectfully notes the disclosure described in the section entitled “Principal Investment Strategies” that states, “The Underlying Index may include as a component one or more ETFs advised by the Advisor (“Affiliated ETFs”) and the Fund will typically invest in any Affiliated ETF included in the Underlying Index. The Fund also may invest in Affiliated ETFs that are not components of the index if such an investment will help the Fund track the Underlying Index.”

Comment 12: Please consider reordering the risks comprising the section entitled “Principal Risks” in order of importance rather than alphabetically.

Response:	The Registrant respectfully declines to reorder its principal risk disclosures as requested. Despite the Commission’s numerous recent amendments to Form N-1A, Item 9(c) of Form N-1A continues to simply require that a registrant “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A requires a registrant to summarize, but not order in any particular way, those principal risks.

Thus, all risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout a fund complex, would require an adviser to monitor the level of principal risk materiality associated with all of the funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the funds with additional costs and, again, potentially confuse investors who might receive or otherwise view any number of supplements that re-order risks.

Comment 13: The Staff notes the following disclosure set forth in the section entitled “Description of the Principal Investment Strategies of the Fund.”

The Fund may also invest in credit default swaps and futures contracts to seek to track the Underlying Index.

Please supplementally confirm to the Staff that derivatives counted toward the 80% policy basket are valued based on market value.

Response:	The Registrant confirms that derivatives counted toward the 80% policy basket are valued based on market value.

Comment 14: Please disclose in an appropriate location that the Fund considers holdings of underlying funds for purposes of the 80% policy.

Response:	The Fund does not currently anticipate that it will hold underlying funds that would be counted towards the Fund’s policy pursuant to Rule 35d-1 of the 1940 Act.

Comment 15: The Staff notes the following disclosure set forth in the section entitled “Description of the Principal Investment Strategies of the Fund”:

IndexIQ determines the “domicile” of the Underlying Index Component by using data provided by an unaffiliated third-party data service, which, in turn, uses the following criteria to determine a company’s domicile:

. . .

•	the country where the company generates the largest proportion of its sales; and

•	the country where the company’s shares are traded in the most liquid manner.

Please revise the penultimate bullet as follows: “the country where the company generates at least 50% of its sales.” Additionally, please revise the final bullet as follows: “the country where the company’s shares are principally listed on a stock exchange of that company.” Please see the Adopting Release of Rule 35d-1 of the 1940 Act.

Response:	The above-referenced determination for “domicile” of Underlying Index Components complies with Rule 35d-1 of the 1940 Act. As the text of the Adopting Release makes clear, the concept of requiring an investment company to invest in securities of a company which generates at least 50% of its sales in a country or region suggested by its name is too specific and would be “too restrictive because there may be additional securities that would not meet any of the criteria but would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.” Thus, the Registrant’s determination for domicile is consistent with the historical position of the Division of Investment Management. The current disclosure allows flexibility to invest in additional types of investments that are not addressed by the three proposed criteria and exposes the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.

Comment 16: The Staff notes that the third bullet of “Passive Management Risk” in the section entitled “Principal Risks” contains disclosure indicating that the Fund will not adopt temporary defensive positions. However, the section entitled “Additional Investment Strategies” indicates that the Fund may take temporary defensive positions. Please reconcile.

Response:	The Registrant has deleted “Temporary Defensive Positions” under the section entitled “Additional Investment Strategies.”

Comment 17: Please clarify what “Underinvestment Risk” is, as well as what is meant by “aggregate ownership thresholds” and “relevant limits.”

Response:	The referenced disclosure has been deleted.

Comment 18: If the Fund is non-diversified, please indicate as such in the prospectus (with corresponding risk disclosure) and in the statement of additional information.

Response:	The Fund is diversified.

Comment 19: Please clarify that the redemption transaction fee plus additional variable fee, together, do not exceed 2% of net asset value.

Response:	The first sentence of the fourth paragraph of the section entitled “Purchase and Redemption of Creation Units–Redemption Transaction Fee” has been revised as set forth below:

An additional variable fee, which together with the Redemption Transaction Fee may equal up to 2.00% of the NAV per Creation Unit, may be imposed for …

********

If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jomil Guerrero, Vice President
Adefolahan Oyefeso, Principal Financial Officer
Barry Pershkow, Esq., Chapman and Cutler LLP
Richard Coyle, Esq., Chapman and Cutler LLP